

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2020

Jeremy D. Edgecliffe-Johnson
Chief Executive Officer
Protective Insurance Corp
111 Congressional Boulevard
Carmel, Indiana 46032

   Re: Protective Insurance Corp
     Form 10-K for the Fiscal Year Ended December 31, 2019
     Filed March 6, 2020
     File No. 000-05534

Dear Mr. Edgecliffe-Johnson:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Finance